UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68951

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Archer Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6100 Chevy Chase Drive, Suite 100
(No. and Street)

Laurel	MD	20707
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mike Nielsen	(301) 260-1001 EXT 650	mnielsen@arrowfunds.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael J. Alessandri, CPA & Company, LLC
(Name – if individual, state last, first, and middle name)

14 Milliston Rd., PMB #130	Millis	MA	02454
(Address)	(City)	(State)	(Zip Code)

August 22, 2023	7072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mike Nielsen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Archer Distributors, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC
Teresa Betts
721070
My Commission Expires
November 27, 2025
STATE OF UTAH

STATE OF UTAH
COUNTY OF: Washington
ON THE 23 DAY OF February 2024
PERSONALLY APPEARED BEFORE ME
Michael Nielsen SIGNER(S) OF THE ABOVE INSTRUMENT, WHO DULY ACKNOWLEDGED TO ME THAT HE/SHE/THEY EXECUTED THE SAME
NOTARY PUBLIC

Signature:

Title:
President & Chief Compliance Officer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Archer Distributors, LLC

Statement of Financial Condition
and
Report of Independent Registered Public Accounting Firm

December 31, 2023

This report is deemed as a public document.

Michael J. Alessandri, CPA & Company, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Archer Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Archer Distributors, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Archer Distributors, LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Archer Distributors, LLC's management. Our responsibility is to express an opinion on Archer Distributors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Archer Distributors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Archer Distributors, LLC's auditor since 2023.

Michael J. Alessandri CPA + Co.

Michael J. Alessandri, CPA & Company, LLC
February 20, 2024

14 Milliston Rd., PMB #130, Millis, MA 02054 * email: MJACPALLC@Outlook.com**

ARCHER DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

CURRENT ASSETS	
Cash	**$ 90,144**
Receivables	**24,131**
Other assets	**16,677**
TOTAL ASSETS	**$130,952**

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES	
Accounts payable and other liabilities	**$ 35,277**
Accounts payable – Related Parties	**15,935**
Total Liabilities	**$ 51,212**
MEMBER'S CAPITAL	**79,740**
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$ 130,952**

The Report of the Independent Registered Public Accounting Firm and accompanying notes are an integral part of these financial statements.

ARCHER DISTRIBUTORS, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2023

NOTE 1 –ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Archer Distributors, LLC ("Archer" or the "Company"), is a single member LLC owned by Arrow Investment Advisors, LLC ("Parent" or "Member"), is a limited liability company incorporated in the state of Delaware. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was initially registered as a broker-dealer with FINRA on June 18, 2012. The Company's principal business activity is providing mutual fund distribution services to registered investment companies.

Basis of Presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") on the accrual basis of accounting.

Revenue Recognition - The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") using the modified retrospective method applied to those contracts.

Revenues are recognized monthly based on a calculation of a predetermined rate of the customer's average daily net assets. The indicators of which party exercises control include primary responsibility over performance obligations and consideration of the established fee rate.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk on cash.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

ARCHER DISTRIBUTORS, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

YEAR ENDED DECEMBER 31, 2023

NOTE 2 - INCOME TAXES

The Company is a disregarded entity for income tax purposes under the provisions of the Internal Revenue Code. Accordingly, income from the Company is reported and respective income taxes paid by the members of the Parent and, as a result, no provision for federal income taxes is provided as it relates to the LLC taxable income.

The Parent accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Parent is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2020.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company is party to an Expense Sharing Agreement with the Parent, pursuant to which the Company and Parent allocate certain expenses between the entities. The Parent, in accordance with an Expense Sharing Agreement, incurred $194,708 in expenses allocated for salaries and rent for the year ended December 31, 2023. The Company, in accordance with the Expense Sharing Agreement, incurred $16,185 in office supplies, telephone, cable, and other miscellaneous office supplies for the year ended December 31, 2023. There is an amount of $250 due to the Company for expenses related to advertising as of December 31, 2023.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 1,500%. At December 31, 2023, the Company's net capital was $59,802 which was $54,802 in excess of its required minimum net capital. The ratio of aggregate indebtedness to net capital was 86%.

NOTE 5 – CONCENTRATION

All revenues for the year ended December 31, 2023 are from distribution fees of Arrow Funds. The Parent has the overall supervisory responsibilities for the general management and investment on behalf of Arrow Funds. The Company provides distribution for the Arrow Funds.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated events and transactions occurring after the date of the Statement of Financial Condition through February 20, 2024, which is the date the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the Statement of Financial Condition through the date of management's review substantially affect the amounts and disclosures of accompanying financial statements.

NOTE 8 – ADOPTION OF NEW ACCOUNTING STANDARD

On January 1, 2023, the Company adopted Accounting Standards Update (ASU) 2016-23. Financial Instruments - Credit Losses (Topic 326): Measurement of credit Losses on Financial Instruments, as amended, which modifies the measurement of expected credit losses on financial assets. The most significant change in the standard is the shift from the incurred loss model to expected loss model. Under the standards, disclosures are required to provide information useful in analyzing the Company's exposure to credit risk and measurement of credit losses. Financial assets held by the Company that are subject to Topic 326 were trade accounts receivable.

The adoption of this Standard did not have a material impact on the Company's financial statements and primarily resulted in new disclosures only.